

SPEARHEAD SPIRITS

Bringing African Spirits to the World

spearheadspirits.com   Los Angeles, CA   in   ◎

Highlights

(1) Growing quickly. $892K of revenue in our first full year of operations, +383% YoY growth.

(2) 2,000 distribution points already secured. Retail customers include Total Wine, Binny's, Wine.com.

(3) Hotel & Entertainment clients include Disney, Hyatt, Marriott, Kimpton,

Park Lane Hotel, and more.

4 Core team has deep experience in startups, investment banking, marketing & alcohol (Pernod Ricard).

5 Backed by Pendulum Capital.

6 Featured in the New York Times, the Financial Times, the Independent, Wine Enthusiast, Food & Wine.

7 Our Bayab Gin won Gold at the San Francisco World Spirits Competition (SWSC) ...

8 ...And so did our Vusa Vodka, and our Sango Agave.

Featured Investors



Chris Rigby
Syndicate Lead

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Invested $5,000 ⓘ

"I've created & built premium spirit brands for over 30 years. Last year I exited Don Papa rum to Diageo for €260m. When investing in premium spirits projects, I look for a strongly differentiated proposition which, on achieving scale, could be an attractive acquisition target for strategics. The founders should be capable business people who have clear strengths in certain areas of the project & who are open to advice in the other areas. Spearhead, Chris & Damola meet these criteria."



Pendulum Holdings in

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Pendulum provides strategic capital to growth stage consumer companies positioned to meet the needs and expectations of an evolving generation of consumers.

Our Team



Christopher Frederick   Co-founder

Chris was a former international basketball player and also had a 15 year career in investment banking. Chris was also owner and director of a successful pub group, designing and successfully exiting a multi award winning business.



Damola Timeyin   Co-founder

Damola has 15 years career building FMCG brands and formerly a Global Marketing Strategist at Meta (clients included Nestle, Mondelez). Published author of "How To Build It", a pocket book guide to building a brand.



Dimitri Jansen   Director, Africa

Dimitri is a passionate marketing professional with deep industry experience. Before joining Spearhead, he was Marketing Director of Pernod Ricard, South Africa and Sub-Saharan Africa and developed pan-African TVC for Jameson and Absolut Vodka.



Lauren Henderson   Director, U.S.

Lauren has built brands from infancy for start-ups and leading global suppliers. Most recently, Lauren was responsible for developing and executing the retail strategy for Fords Gin. Fords Gin was successfully acquired by Brown Forman.



Michael Gonzalez   Director, U.S.

Michael spent just under a decade at Moet Hennessy developing several brands in the 'on trade' channel. Results-driven professional with extensive experience in sales execution, experiential marketing and account management.

Building the home of premium African Spirits






ORANGE & MARULA
CLASSIC DRY GIN
MANGO+CHILLI


A JOURNEY OF OPULENCE
MANSAS
AFRICAN WHISKY


SANGO
100% AGAVE SPIRIT
REPOSADO
750
South
Africa



We're on a mission to put Africa on every menu in the world and build Africa's next billion dollar spirits business*.

Spearhead's story began with a single question: 'Why is every continent represented in bars around the world, apart from Africa?

In distributor portfolios, bars and retailers full of spirits, there were no brands from Africa; an entire continent had been overlooked.

This is why we embarked on a mission to put Africa on every menu, shelf and drinks cabinet in the world, with a portfolio of award-winning spirits made in Africa, crafted with African ingredients from across the continent.

"South Africa based Distell, were bought by Heineken for $2.2bn in 2021 https://www.thedrinksbusiness.com/2021/11/heineken-buys-distell-to-become-beverage-leader-in-south-africa/"

* Future financial projections can not be guaranteed.





Spearhead Spirits Founders

Chris Frederick & Damola Timeyin

Spearhead has created a portfolio of premium African spirits that can reach consumers other businesses cannot and can win in markets where others have failed.

We have created a portfolio of premium African spirits that address high-growth categories like Tequila and Whisky and high-volume spirits categories, such as Vodka and Gin.

A portfolio approach enables Spearhead to adopt a **product/market focus strategy; which means we do not sell all products in all our markets, alternatively, we select the right product for the market, to win share and to build audiences and volume.**





Sango African Agave   **Mansas Whisky**

Status: Launched
Priority: U.S

Status: Launched
Priority: Africa



Vusa Vodka
Status: In Market
Priority: Africa



Bayab Gin
Status: In Market
Priority: U.S

The mission so far

85,000 bottles sold in 2023.

Spearhead has grown from a bootstrapped single-product business to a venture-backed African spirits portfolio in three years. We operate in four spirit categories and have grown from 18,000 bottles in year two, to 85,000 bottles in year three, representing +383% CAGR growth.



We have created strategic advantage by building a route to market in Africa's cultural hubs.



Our premium African spirits are displacing non-African import brands in Africa.

Spearhead products are de-positioning import brands in prestige on premise accounts, GTR and chain retail on the continent.



YouTube Short video of Bayab at Polo Beach Club.

YouTube Short video of Vusa Vodka x Proper Living.




We have established route to market in the world's largest spirits market, building the foundations for national scale.



Our portfolio is becoming the African choice for spirits drinkers across the United States.

We have built volume through regional chain retail (Off Premise) and brand equity across premium On Premise accounts.





Prestige account case study:

Spearhead is on track to achieve +245% YoY volume growth across Disney Florida properties in 2024, and reach 3,600 bottles by year end*.

By year end, Disney Florida will be carrying the full Spearhead portfolio.

* Note -- financial projections can not be guaranteed.

The industry are recognizing Africa as the next



The New York Times
South African Gin for Your Next Gimlet
The New York Times
"This gin has an alluring tropical fruit aroma and richly complex flavor. It will flatter a gimlet, a gin-and-tonic or a Southside"
Florence Fabricant
Forbes
"Non-Mexican produced agave spirits are going to be an increasing challenge to the tequila industry"
Forbes
The Top Tequila, According To The 2024 IWSC Judging
VINEPAIR
25 BEST VODKAS OF 2023
"THIS IS THE FIRST VODKA WE'VE COME ACROSS THAT'S DISTILLED FROM FRESH SUGAR CANE...
...AN EXCITING AND UNIQUE VODKA."

Sango African Agave wins gold at the international wine and spirits competition.

Sango Blanco ranked 2nd globally in the Tequila category of the International Wine and Spirits competition 2024.

Forbes

FORBES › LIFESTYLE › SPIRITS

The Top Tequila, According To The 2024 IWSC Judging

Joseph V Micallef Contributor

I write about wines and spirits and the hidden corners of the world

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Jun 4, 2024, 06:00am EDT

The IWSC Judging Panel; described the Spearhead Agave Spirit as:

Soft subtle nose and a lovely gentle palate with sparks of bell pepper, green chili spice and a hint of chocolate. This is sweet and grassy with a short and sweet finish.

Spearhead's agave spirit is produced from agave grown in South Africa. So, technically, it cannot be called a Tequila. The term Tequila is a Protected Geographic Indication (PGI), the terms Blanco, Reposado, Añejo and Extra Añejo are not, however, PGIs. An agave spirit grown outside of the official Tequila producing zone in Mexico can be called a Blanco or an Extra Añejo, you just can't use the term Tequila alongside the term.

The Tequila industry has gone through an unprecedented growth spurt

SANGO
100% AGAVE SPIRIT
BLANCO
40%
750ml
South Africa
IWSC
Est. 1969
96 pts

over the last decade, recent weakness notwithstanding. The growth of agave-based spirits outside of Mexico will prove a challenge to the Mexican Tequila industry, especially at the low end of the price scale.



"Bayab is taking the world by storm" — Tasting Alliance.



YINEPAIR

30 BEST GINS OF 2024

"As the quiet trend of African gins making their way to the United States gains steam, Bayab remains a standout offering."

FINANCIAL TIMES
Africa's drinks scene goes international
The names to know, from Accra to Zanzibar

The festival's Ghana-born, New York-based co-founder is Colin Asare-Appiah, the co-author of *Black Mixcellence*, a book that highlights the oft-unacknowledged role played by African-American bartenders in the birth of American cocktail culture. "There are so many stories that have been untold – and now they're rising to the surface," says Asare-Appiah. "We're seeing an abundance of creativity in Africa – the continent's time is now." Africa has seen a rise in the number of Black-owned spirits, he says, and particularly craft gins. He singles out Bayab, which is distilled in KwaZulu Natal with regional botanicals including baobab and marula fruit, and African rose petals (£24.14 for 70cl, masterofmalt.com).

BAYAB
AFRICAN GROWN GIN

"THE CONTINENT'S TIME IS NOW"
COLIN ASARE APPIAH



THE SPIRITS BUSINESS

Top 10 global gins for World Gin Day

07 JUNE 2024
By Lauren Bowes

Tomorrow (8 June) is World Gin Day, and to celebrate, we've rounded up 10 gins from all corners of the world.

Bayab African Palm & Pineapple Gin



The first stop on our world gin tour is South Africa, but this gin from Spearhead Spirits aims to represent the whole African continent. Bayab Palm & Pineapple Gin is a copper pot distilled gin made with Nigerian and Ghanaian palm sap, South African pineapple and baobab from Ghana and Zambia.

The brand suggests serving in citrus-forward cocktails, such as a Gimlet.

BAYAB
AFRICAN GROWN GIN

WORLD GIN DAY TOP 10

FOOD&WINE

2023 DRINKS INNOVATORS OF THE YEAR



CHRIS FREDERICK & DAMOLA TIMEYIN
SPEARHEAD SPIRITS

We are building a community of consumers from all backgrounds from Africa to the U.S.

Spearhead are simultaneously converting traditional category drinkers and recruiting consumers that are challenging for established brands to reach and connect with.



700k+
Consumers reached in 2024 to date.



Connecting with consumers through culture



Spearhead partners with established and breakout brands to expand awareness and connect to a likeminded consumer. Art. Fashion. Music.

NIKE   SONY   PUMA

GQ   ALÁRA   BURNA BOY

 Brooklyn Museum   1/54   Nando's

NATIVE   ART✕   HYPEBEAST

Our Opportunity

The Market Opportunity

Africa, an unrepresented and underserved multi-billion dollar economy.

Africa's position as the next big growth market is well-documented.

This growth dynamic applies equally to the alcoholic beverage industry.

Spirit sales in the region are predicted to reach a value of $16.6B (1) by 2027, representing approximately 41% of U.S. spirits sales in 2023 (2).

Yet there is an absence of major Alc Bev portfolios built for African audiences and an under-commitment of resources in the market. Spearhead is built to meet this opportunity.

(1) Source: __GlobalData forecasts__.

(2) Based on total U.S sales of $39.8B. Source: Distilled Spirits Council of the United States (DISCUS).

The population of Africa is forecast to exceed that of today's high-income countries plus China

Shares of global population (%)



FINANCIAL TIMES

Source: UN • 2024 & 2060 = medium variant

We are the African choice in Africa.

Spearhead has established brands in the strategically important markets of South Africa, Nigeria and Ghana, selling 24,000 bottles in those markets in 2023.

Spearhead brands are becoming the 'African choice' in African markets, recruiting consumers and actively replacing household names such as Beefeater and Absolut on menus, wells and backbars.

Our priority is to grow volume by increasing investment in sales and marketing and using our competitive advantage as 'domestic brands' to win share.

We will also expand our distribution footprint in Africa through existing and

We will also expand our distribution footprint in Africa through existing and new distributor relationships.



The Category Opportunity

Disrupt categories hooked on tradition, with African brands that represent vibrancy, freshness and soul.

Our brands are well positioned to win share in in the premium/ultra-premium segments of our chosen categories, by attracting underserved audiences in Africa and the diaspora and connecting the culturally curious with accessible and credible African brands.



FINANCIAL TIMES

Africa's drinks scene goes international

The names to know, from Accra to Zanzibar

The festival's Ghana-born, New York-based co-founder is Colin Asare-Appiah, the co-author of *Black Mixcellence*, a book that highlights the oft-unacknowledged role played by African-American bartenders in the birth of American cocktail culture. "There are so many stories that have been untold – and now they're rising to the surface," says Asare-Appiah. "We're seeing an abundance of creativity in Africa – the continent's time is now." Africa has seen a rise in the number of Black-owned spirits, he says, and particularly craft gins. He singles out Bayab, which is distilled in KwaZulu Natal with regional botanicals including baobab and marula fruit, and African rose petals (£24.14 for 70cl, masterofmalt.com).

We are becoming the African choice in the United States.

The popularity of 'Brand Africa' among non-Africans in the U.S and the

economic strength of the African diaspora creates the ideal backdrop to develop 'export- ready' African consumer brands for U.S. consumers.

Spearhead brands are well positioned to become the preferred choice for 'curious' category drinkers interested in Africa and recruit diaspora category drinkers in a way other brands cannot.


U.S. Category drinkers
U.S. Diaspora drinkers
Win share among category drinkers choosing premium
Build brand among diaspora drinkers
This audience represent 12% of alcohol consumption across categories

Introducing African agave to the United States

The spirits industry is looking beyond Mexico to keep up with the agave category's rapid growth. Outside Mexico, Africa grows the largest volume of agave in the world. Until now a small fraction of African agave has been used in the commercial production of agave spirit.

Spearhead Spirits have created 'Sango', an ultra-premium agave spirit, made with African-grown agave. With a taste profile similar to tequila, Sango is

positioned to capitalize on the growth opportunity in the premium/ultra-premium segment of the Tequila category in the United States.



The Tequila market has grown significantly in the last decade and is expected to see rapid growth in the next few years, expanding to $21bn in 2028, at a CAGR of 11.1%, fuelled by consumers' increasing preference for Agave based spirits.

Introducing American whisky drinkers to African whisky.

While whisky is traditionally considered a product of Scotland, Ireland and the U.S., today there are over 30 countries making whisky worldwide. Despite this, the African continent is underrepresented in the New World Whisky category.

Spearhead have created Mansas Whisky, a New World whisky, for a new whisky-drinking generation. A modern African whisky brand, created to honour the legacy of Africa's emperors (Mansas) and give American consumers and collectors a taste of Africa in the whisky category.



The whisky category is set to reach $127 billion by 2028.
The category is expanding at a CAGR of 6.34%

Spearheading the African Spirits movement.

Spearhead Spirits are setting the standard for brands developed on the African continent, demonstrating the immense potential of Africa as a region for product innovation in the Alc Bev category.

It is our vision to build "the African Diageo", Africa's first vertically integrated global spirits portfolio. Developing African spirits brands from seed to sip, to serve millions of consumers from Africa, to America and beyond.





Setting the standard for global spirits sustainability.

We have built Spearhead with the Earth's and Africa's future in mind. Environmental and social sustainability has been a core principle of how we do business.

- Our production is fully solar-powered, giving back more energy to the South African grid than we use.

- Our growth has created local jobs and economic empowerment in the KwaZulu Natal region.

- We fund research that will lead to the planting of one million Baobab trees in a decade, halting the extinction of the legendary tree and reducing our carbon impact.

It is our ambition to set the standard for African spirits sustainability and achieve B-Corp status within 3 years.





Building a strategic cap table.

We are building a cap table that includes people and organisations that bring valuable experience & expertise and share our ambitious vision.

That is why we are in active conversations with potential Series A investors, who are excited about the opportunity to build the next billion dollar African Spirits business.

WeFunder investors are an important part of building a strategic cap table, as we believe the WeFunder community will be valuable ambassadors of Spearhead Spirits globally.

It is equally important to us that the WeFunder community share in the success and growth of Spearhead Spirits, long term, therefore your SAFE investment will convert into equity, upon a Series A raise.

Our objective is to close a multi-million Series A round in the next 12 months.



Fundraising journey

2022 — **Raised $3m** Pendulum Holdings

2023 — **Follow on $1.25m** Pendulum Holdings



Pendulum Holdings

2024

Community raise
WeFunder

2025/6

Series A raise
Strategics, Alc Bev Distribution companies, VCs or Private equity

Use of funds



Fulfilling demand
BAYAB


AFRICAN GROWN
GIN
CLASSIC DRY GIN

Scaling through U.S. and South African chain retail.

A cornerstone of our growth strategy is achieving scale through Chain retail regionally and in near future, nationally.

In H1 2024 we have won distribution in Binny's (IL) Total Wine (TX), AJ Liquor (AZ), Big Daddy's (FL) Pick'n'Pay (SA) and have many more opportunities in the pipeline.

We will focus capital on building inventory meet demand from this channel and programming to drive pull through and velocity.


BAYAB
AFRICAN GROWN
GIN
BAYAB
AFRICAN GROWN
GIN
AFRICAN PALM
BAYAB
BAYAB
AFRICAN GROWN
GIN


AFRICAN GROWN
GIN
CLASSIC DRY GIN
ORANGE & MARULA


Marketing Spearhead brands
SANGO
100% AGAVE SPIRIT
MADE WITH AFRICAN AGAVE
THE SMALL BATCH, HANDCRAFTED, WILD SPIRIT OF AFRICA.
REPOSADO
40% ALC./VOL.
South Africa
DISTILLED & BOTTLED IN
750 ML

Creating demand through Investment in sales and marketing.

The next phase of growth will require scaling investment in sales resources and marketing activation, across all brands in the Spearhead portfolio.

This sales and marketing investment will focus predominantly on stimulating

This sales and marketing investment will focus predominantly on stimulating U.S. and Africa market growth. Specifically:

- Sales team expansion, recruiting experienced salespeople
- Chain retail trade marketing programs, in US
- On and off premise programs to deliver liquid to lips, in all markets
- Content marketing and media to build awareness and audiences, in all markets
- Partners to create and execute marketing activity, in all markets.


BAYAB
AFRICAN GROWN
GIN

Financials & Fundamentals

Spearhead Spirits portfolio 5-year projection.

Numbers are thousands of dollars	FY23	FY24	FY25	FY26	FY27
Vusa Vodka	218	269	333	411	508
Bayab Gin	683	1,061	1,387	1,747	2,084
Agave	49	276	530	1,967	3,084
Whisky	-	170	351	838	3,388
Samples	(25)	(180)			
Revenue	**892**	**1,596**	**2,601**	**4,963**	**9,063**
COGS	(397)	(659)	(908)	(1,694)	(3,088)
Other1	(10)	(17)	(24)	(41)	(63)
Gross Profit	**460**	**920**	**1,669**	**3,228**	**5,912**
Gross Profit Margin	*53%*	*58%*	*64%*	*65%*	*65%*
In store Marketing	(74)	(126)	(194)	(222)	(255)
Advertising/Marketing/Promotions	(368)	(388)	(412)	(440)	(475)
Marketing	**(441)**	**(514)**	**(606)**	**(662)**	**(729)**
Contribution	**18**	**406**	**1,064**	**2,566**	**5,183**
Staff Costs	(859)	(981)	(1,732)	(1,902)	(2,088)
Other Operational Costs2	(100)	(104)	(108)	(113)	(118)
Expenditure	**(959)**	**(1,085)**	**(1,840)**	**(2,015)**	**(2,207)**

EBITDA	(941)	(678)	(777)	551	2,976
Financing		4,000	(1,350)		
Land Agave		(700)			
Whisky Stock		(50)			
Net Cash	140	2,712	1,362	1,913	4,889

Note -- this image represents forward-looking financial projections, which can not be guaranteed. * Travel, Office Expenses, Legal/Professional Fees, Finance Costs, Exceptional costs.

Growth Assumptions:

- Bayab Gin: No growth in rest of world. No investment outside A&P. Strong growth in US driven by investment in marketing and chain retail by Q4 2023.

- Vusa Vodka: Volume driven by South Africa expansion. Steady organic growth in all markets.

- Sango African Agave: Strategic entry into U.S. market in Q3 2024. Anticipate strong growth associated with additional investment in sales and marketing in 2025. US Agave growth will be driven by chain retail.

- Mansas Whisky: 2024 - The US Whisky is being bottled to service Disney and online platforms. 2024 - For the rest of the world we anticipate sales from Asia. 2025 – Organic growth driven by specialist Whisky platforms and route to markets.

Spearhead Spirits portfolio 5-year revenue growth by market.

	2023	2024	2025	2026	2027
ROW	$0.5M	$0.6M	$0.6M	$0.9M	$1.8M

U.S.	$0.4M	$1.0M	$2.1M	$4.1M	$7.3
Total	$0.9M	$1.6M	$2.6M	$5.0M	$9.1M

Note -- this image represents forward-looking financial projections, which can not be guaranteed.





